FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 25, 2011 – Grupo Pão de Açúcar (BM&FBOVESPA: PCAR4; NYSE: CBD) announces its results for the 2nd quarter of 2011 (2Q11). The Company’s operating and financial information was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the accounting practices adopted in Brazil (BRGAAP) and Brazilian Corporate Law, and is presented in Brazilian Reais and nominal values, as follows: (i) on a “GPA Food” basis, which entirely excludes the operating and financial results of “Globex” Utilidades S.A. (including Nova Casas Bahia and Nova Pontocom, (ii) on a “GPA consolidated” basis (CBD), which includes the full operating and financial results of Globex Utilidades S.A., and, as of November 2010, Nova Casas Bahia. All comparisons are with the same periods in 2010 (2Q10), except where stated otherwise.

GPA FOOD
EBITDA totaled R$ 419.2 million in the quarter, with progression of 19.7% over 2Q10.
EBITDA margin came to 6.7%

·	Gross sales totaled R$6,928.3 million in the second quarter, 10.2% up on 2Q10, while net sales came to R$6,228.7 million, up by 10.4% over 2Q10.	·	Gross profit came to R$1,569.1 million, a 12.3% improvement over 2Q10, while the gross margin stood at 25.2%.

·	In same-store(1) terms, gross sales climbed by 9.1% over the same period last year, with food sales increasing by 10.0% and non-food sales by 5.9%.	·	EBITDA stood at R$419.2 million, 19.7% more than in 2Q10, accompanied by a margin of 6.7%, a 50 bps improvement.

		·	Net income(2) totaled R$93.2 million, with a margin of 1.5%, while adjusted net income amounted to R$127.9 million, with a margin of 2.1%.

GPA CONSOLIDATED
EBITDA came to R$ 641.2 million in the quarter, with progression of 66.3% over 2Q10. EBITDA margin came to 5.7%

·	Consolidated gross sales totaled R$12,604.5 million, 61.3% up on 2Q10, while net sales grew by 61.5% to R$11,269.8 million over 2Q10.	·	EBITDA stood at R$641.2 million, 66.3% up year-on-year, accompanied by a margin of 5.7%.

·	Gross profit came to R$2,987.5 million, an 82.8% improvement over 2Q10, with a gross margin of 26.5%.	·	Consolidated net income(2) totaled R$91.0 million, while adjusted net income reached R$157.6 million, with a margin of 1.4%.

Highlights

(R$ million)(3)	2Q11 GPA Consolidated (5)	2Q11 GPA Food	2Q10 GPA Food	Chg.	1H11 GPA Consolidated(5)	1H11 GPA Food	1H10 GPA Food	Chg.
Gross Sales	12,604.5	6,928.3	6,286.3	10.2%	24,977.7	13,568.5	12,628.5	7.4%
Net Sales	11,269.8	6,228.7	5,640.9	10.4%	22,138.6	12,213.1	11,356.2	7.5%
Gross Profit	2,987.5	1,569.1	1,397.2	12.3%	5,835.9	3,105.9	2,803.0	10.8%
Gross Margin - %	26.5%	25.2%	24.8%	40 bps(4)	26.4%	25.4%	24.7%	70 bps(4)
Total Operating Expenses	(2,346.3)	(1,149.9)	(1,046.9)	9.8%	(4,611.9)	(2,264.6)	(2,059.5)	10.0%
% of Net Sales	-20.8%	-18.5%	-18.6%	10 bps(4)	-20.8%	-18.5%	-18.1%	-40 bps(24)
EBITDA	641.2	419.2	350.3	19.7%	1,224.0	841.3	743.5	13.2%
EBITDA Margin - %	5.7%	6.7%	6.2%	50 bps(4)	5.5%	6.9%	6.5%	40 bps(4)
Financial Income	(336.0)	(166.3)	(99.3)	67.5%	(661.7)	(328.0)	(173.5)	89.0%
% of net Sales	-3.0%	-2.7%	-1.8%	-90 bps(4)	-3.0%	-2.7%	-1.5%	-120 bps(4)
Net Income - Controlling Shareholders(2)	91.0	93.2	18.3	409.0%	223.4	238.8	199.1	19.9%
Net Margin - %	0.8%	1.5%	0.3%	120 bps(4)	1.0%	2.0%	1.8%	20 bps(4)
(1) Same-store concept - includes only those stores that have been operational for at least 12 months.
(2) Net Icome after minority interest.
(3) Totals may not tally as the figures are rounded off.
(4) basis points
(5) Includes Ponto Frio and Nova Casas Bahia

Sales Performance

GPA Food’s gross same-store sales

increased by 9.1% in 2Q11.

GPA FOOD

(R$ million)	2Q11 GPA Food	2Q10 GPA Food	Chg.	SSS (%)(1)	1H11 GPA Food	1H10 GPA Food	Chg.	SSS (%)(1)
Gross Sales	6,928.3	6,286.3	10.2%	9.1%	13,568.5	12,628.5	7.4%	7.4%
Net Sales	6,228.7	5,640.9	10.4%	9.3%	12,213.1	11,356.2	7.5%	7.5%
(1) Same Stores Sales

In the second quarter of 2011, GPA Food posted gross sales of R$6,928.3 million, 10.2% up on 2Q10, while net sales came to R$6,228.7 million, up by 10.4%.

Excluding 2010 sales by Extra Eletro and Extra.com.br (transferred to Globex), GPA Food’s gross and net sales would grow by 12.5% and 12.8% year-on-year, respectively.

On a same store basis, gross sales moved up by 9.1% and net sales by 9.3%.  In real terms, i.e. deflated by the IPCA consumer price(2), gross sales climbed by 2.3%.

Also on a same-store basis, gross food sales increased by 10.0% over 2Q10, with grocery and perishables recording similar performances, while non-food sales grew by 5.9%, led by general merchandise and fuels. In addition, this improvement took place despite the exceptionally strong comparative base provided by 2Q10, when sales grew by 16.2% over 2Q10, fueled by the World Cup.

The Group’s best-performing formats were Extra Supermercado and Assaí, which posted gross same-store sales growth above the Group’s average.

It is worth noting that GPA Food’s second-quarter sales were positively impacted by the seasonal effect of Easter. In 2011, Easter fell at the end of April (April 24), benefiting sales in the latter month, while in 2010, it fell at the beginning of the month (April 4), thereby benefiting March sales.

In the first half, gross and net sales stood at R$13,568.5 million and R$12,213.1 million, respectively.

Excluding Extra Eletro and Extra.com.br, as mentioned above, gross and net sales increased by 9.6% and 9.8% year-on-year, respectively.

(2) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA consumer price index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix. The 12-month IPCA used was 6.7%.

In same-store terms, gross sales climbed by 7.4%, while net sales moved up by 7.5%. In real terms, i.e. deflated by the IPCA consumer index, gross sales increased by 1.0%.

Still in same-store terms, gross food sales increased by 7.4%, while non-food sales climbed by 7.3%.

The 7.4% improvement in first-half same-store gross sales maintained the growth trend shown in 2H10, as can be seen in the graph below:

GPA CONSOLIDATED

(R$ million)	2Q11 GPA Consolidated	2Q10 GPA Consolidated	Chg.	SSS (%)(1)	1H11 GPA Consolidated	1H10 GPA Consolidated	Chg.	SSS (%)(1)
Gross Sales	12,604.5	7,814.5	61.3%	10.1%	24,977.7	15,599.4	60.1%	8.5%
Net Sales	11,269.8	6,976.9	61.5%	11.0%	22,138.6	13,949.7	58.7%	8.9%
(1) Same Stores Sales

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not included in the same periods in 2010.

In the second quarter, GPA Consolidated’s gross sales, comprising all the Group’s formats and businesses, increased by 61.3% over the same period last year to R$12,604.5 million, while net sales climbed by 61.5% to R$11,269.8 million. Excluding Casas Bahia, gross and net sales totaled R$8,933.7 million and R$8,056.2 million, respectively, 14.3% and 15.5% up on 2Q10.

In same-store terms, gross sales moved up by 10.1% and net sales by 11.0% over 1H10.

In the first half, GPA Consolidated recorded gross sales of R$24,977.7 million and net sales of R$22,138.6 million, representing respective growth of 60.1% and 58.7% over 1H10.

In same-store terms, gross sales climbed by 8.5% year-on-year, while net sales increased  by 8.9%.

Still in same-store terms, gross non-food sales moved up by 10.2% and food sales by 7.4%.

Gross Profit

GPA Food’s gross margin widened by 40 bps over 2Q10,

reaching 25.2%

GPA FOOD

(R$ million)	2Q11 GPA Food	2Q10 GPA Food	Chg.	1H11 GPA Food	1H10 GPA Food	Chg.
Net Sales	6,228.7	5,640.9	10.4%	12,213.1	11,356.2	7.5%
(-) Cost of Goods Sold	(4,659.6)	(4,243.7)	9.8%	(9,107.2)	(8,553.2)	6.5%

Gross Profit	1,569.1	1,397.2	12.3%	3,105.9	2,803.0	10.8%
Gross Margin - %	25.2%	24.8%	40 bps	25.4%	24.7%	70 bps

In the second quarter, GPA Food’s gross profit totaled R$1,569.1 million, 12.3% up year-on-year, accompanied by a gross margin of 25.2%, 40 bps more than in 2Q10. The main factors contributing to the year-on-year improvement was the increased number of higher-margin items in the sales mix, such as perishables and general merchandise. This increase was also associated with conversions from CompreBem and Sendas to group’s formats.

In the first half, gross profit totaled R$3,105.9 million, 10.8% up on the same period last year, accompanied by a gross margin of 25.4%, an increase of 70 bps over 1H10 (24.7%).

GPA CONSOLIDATED

(R$ million)	2Q11 GPA Consolidated	2Q10 GPA Consolidated	Chg.	1H11 GPA Consolidated	1H10 GPA Consolidated	Chg.
Net Sales	11,269.8	6,976.9	61.5%	22,138.6	13,949.7	58.7%
(-) Cost of Goods Sold	(8,282.3)	(5,342.5)	55.0%	(16,302.7)	(10,644.3)	53.2%

Gross Profit	2,987.5	1,634.4	82.8%	5,835.9	3,305.4	76.6%
Gross Margin - %	26.5%	23.4%	310 bps	26.4%	23.7%	270 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not included in the same periods in 2010.

In the second quarter, GPA consolidated gross profit came to R$2,987.5 million, with a gross margin of 26.5%, 310 bps more than the 23.4% recorded in 2Q10. In addition to the above-mentioned gains by GPA Food, this result was positively impacted by Globex, whose 2Q11 gross margin stood at 28.1%, 190 bps up on the 26.2% recorded in 1Q11, chiefly due to commercial efficiency gains fueled by more advantageous prices and sales conditions as well as greater product availability and assortment. The reduction in logistics expenses from the consolidation of the Casas Bahia and Ponto Frio into the same structure also helped increase gross profit.

In the first half, GPA consolidated gross profit totaled R$5,835.9 million, a 76.6% improvement over the first six months of 2010, with a gross margin of 26.4%, 270 bps more than the 23.7% posted in 1H10.

Total Operating Expenses

Total GPA Food operating expenses

represented 18.5% of net sales

GPA FOOD

(R$ million)	2Q11 GPA Food	2Q10 GPA Food	Chg.	1H11 GPA Food	1H10 GPA Food	Chg.
Selling Expenses	980.8	892.5	9.9%	1,925.9	1,729.9	11.3%
Gen. Adm. Exp.	169.2	154.4	9.6%	338.7	329.6	2.7%

Total Operating Expenses	1,149.9	1,046.9	9.8%	2,264.6	2,059.5	10.0%
% of Net Sales	18.5%	18.6%	-10 bps	18.5%	18.1%	40 bps

To comply with the new financial reporting standards (IFRS), 2Q11 expenses from “employees’ profit sharing”, previously recognized after “operating income before income tax”, are now recognized under “selling expenses” and “general and administrative expenses”. For comparative purposes, the previous period was also adjusted.

In the second quarter, total operating expenses amounted to R$1,149.9 million, equivalent to 18.5% of net sales, 10 bps less than the 18.6% recorded in 2Q10.

In the first half, these expenses totaled R$2,264.6 million, 10.0% more than in 1H10, corresponding to 18.5% of net sales.

GPA CONSOLIDATED

(R$ million)	2Q11 GPA Consolidated	2Q10 GPA Consolidated	Chg.	1H11 GPA Consolidated	1H10 GPA Consolidated	Chg.
Selling Expenses	1,915.2	1,088.5	76.0%	3,802.7	2,108.5	80.4%
Gen. Adm. Exp.	431.1	160.4	168.8%	809.2	385.1	110.1%

Total Operating Expenses	2,346.3	1,248.9	87.9%	4,611.9	2,493.6	84.9%
% of Net Sales	20.8%	17.9%	290 bps	20.8%	17.9%	290 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not included in the same periods in 2010.

In the second quarter, total GPA consolidated operating expenses came to R$2,346.3 million, equivalent to 20.8% of net sales, 290 bps up on the 17.9% posted in 2Q10. Thanks to the distinct nature of Globex’s model, the latter’s operating expenses represented a higher share of net sales than those of GPA Food.

In the first half, these expenses totaled R$4,611.9 million, equivalent to 20.8% of net sales.

EBITDA
GPA Food’s EBITDA margin stood at 6.7% in the quarter,

 50 bps more than in 2Q10

GPA FOOD

(R$ million)	2Q11 GPA Food	2Q10 GPA Food	Chg.	1H11 GPA Food	1H10 GPA Food	Chg.
Gross Profit	1,569.1	1,397.2	12.3%	3,105.9	2,803.0	10.8%
(-) Operating Expenses	1,149.9	1,046.9	9.8%	2,264.6	2,059.5	10.0%

EBITDA	419.2	350.3	19.7%	841.3	743.5	13.2%
EBITDA Margin - %	6.7%	6.2%	50 bps	6.9%	6.5%	40 bps

In the second quarter, GPA Food posted EBITDA of R$419.2 million, 19.7% up year-on-year, accompanied by an  EBITDA margin of 6.7%, 50 bps more than the 6.2% posted in 2Q10.

This improvement was basically fueled by more efficient gross margin management and greater control over operating expenses.

It is worth noting that EBITDA was adjusted to meet the reclassification of the “employees’ profit sharing” line, as mentioned in the Operating Expenses section. Under the previous criterion, 2Q11 EBITDA would have come to

R$429.0 million, with a margin of 6.9%. This result was obtained despite the greater contribution from Assaí (14.8% of gross sales, versus 11.9% in 2Q10), which operates with lower margins.

In the first half, EBITDA came to R$841.3 million, 13.2% higher than in 1H10, while the EBITDA margin widened from 6.5% in 1H10 to 6.9%.

GPA CONSOLIDATED

(R$ million)	2Q11 GPA Consolidated	2Q10 GPA Consolidated	Chg.	1H11 GPA Consolidated	1H10 GPA Consolidated	Chg.
Gross Profit	2,987.5	1,634.4	82.8%	5,835.9	3,305.4	76.6%
(-) Operating Expenses	2,346.3	1,248.9	87.9%	4,611.9	2,493.6	84.9%

EBITDA	641.2	385.5	66.3%	1,224.0	811.8	50.8%
EBITDA Margin - %	5.7%	5.5%	20 bps	5.5%	5.8%	-30 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not includes in the same periods in 2010.

In the second quarter, GPA consolidated EBITDA totaled R$641.2 million, 66.3% up on 2Q10, with a margin of 5.7%, 20 bps up on the 5.5% posted in 2Q10.

In the first half, GPA consolidated EBITDA came to R$1,224.0 million, a 50.8% year-on-year improvement, with a margin of 5.5%.

Net Financial Result

Financial result corresponded to 2.7% of 2Q11 net sales

GPA FOOD

(R$ million)	2Q11 GPA Food	1Q11 GPA Food(1)	1H11 GPA Food
Financ. Revenue	84.5	81.2	165.7
Financ. Expenses	(250.8)	(242.8)	(493.6)

Net Financial Income	(166.3)	(161.7)	(328.0)
% of Net Sales	-2.7%	-2.7%	-2.7%
Charges on Net Bank Debt	(67.6)	(67.4)	(134.9)
Cost of Discount of Receivables	(34.3)	(47.8)	(82.2)
Update of Other Assets and Liabilities	(64.4)	(46.5)	(110.9)

Net Financial Income	(166.3)	(161.7)	(328.0)
(1) Reclassification of account groups of net financial income

In the second quarter, the financial result was a negative R$166.3 million, equivalent to 2.7% of net sales, in line with the previous quarter, even with the increase in the SELIC rate in the period.

The net financial expense of R$166.3 million the result of the following factors:

(i) interest on the net bank debt totaling R$67.6 million, equivalent to 1.1% of net sales, identical to the first-quarter ratio;

(ii) discounted receivables of R$34.3 million, corresponding to 0.6% of net sales; a reduction compared to 1Q11 (0.8%);

(iii) other assets and liabilities restated by the CDI interbank rate totaling R$64.4 million, or 1.0% of net sales.

 In the first half, the net financial result was an expense of R$328.0 million, equivalent to 2.7% of net sales.

GPA CONSOLIDATED

(R$ million)	2Q11 GPA Consolidated	1Q11 GPA Consolidated	1H11 GPA Consolidated
Financ. Revenue	138.8	133.4	272.2
Financ. Expenses	(474.8)	(459.1)	(933.9)

Net Financial Income	(336.0)	(325.7)	(661.7)
% of Net Sales	-3.0%	-3.0%	-3.0%

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not included in the same periods in 2010.

In the second quarter, the GPA consolidated net financial result was an expense of R$336.0 million, equivalent to 3.0% of net sales, identical to the previous three months despite the upturn in the SELIC base rate.

In the first half, there was a net financial expense of R$661.7 million, corresponding to 3.0% of net sales.

Debt

Evolution of Net Debt

GPA FOOD

In the second quarter, GPA Food’s net debt totaled R$2,188.6 million, remaining flat over 1Q11, broken down as follows:

(R$ million)	2Q11 GPA Food	1Q11 GPA Food
Short Term Debt	(765.3)	(1,154.2)
Loans and Financing	(487.6)	(648.8)
Debentures	(277.6)	(505.4)
Long Term Debt	(3,999.8)	(3,540.4)
Loans and Financing	(2,511.6)	(2,089.4)
Debentures	(1,488.2)	(1,451.0)

Total Gross Debt	(4,765.0)	(4,694.6)
Cash and Cash Equivalents	2,576.5	2,440.5

Net Debt	(2,188.6)	(2,254.1)

GPA CONSOLIDATED

In the second quarter, GPA consolidated net debt came to R$1,988.7 million, 14.3% less than the R$2,319.2 million recorded in 1Q11. The net debt/EBITDA ratio stood at 0.81x, less than the 1.05x posted in the previous three months.

The table below gives a breakdown of consolidated net debt:

(R$ million)	2Q11 GPA Consolidated	1Q11 GPA Food
Short Term Debt	(1,539.1)	(1,911.9)
Loans and Financing	(1,261.5)	(1,406.4)
Debentures	(277.6)	(505.4)
Long Term Debt	(4,154.2)	(3,690.3)
Loans and Financing	(2,666.0)	(2,239.3)
Debentures	(1,488.2)	(1,451.0)

Total Gross Debt	(5,693.3)	(5,602.2)
Cash and Cash Equivalents (1)	3,704.7	3,283.0

Net Debt	(1,988.7)	(2,319.2)
Net Debt / EBITDA (2)	0.81	1.05
(1) were purged from the cash value of $ 672.2 million in 1Q11 and R$ 258.4 million in 2Q11, for the remainder of the FDIC Globex.
(2) EBITDA for the last 12 months

Equity Income

FIC’s equity income contribution

GPA CONSOLIDATED

In the second quarter, FIC, including Globex’s operations, had 8.3 million clients.

Equity income totaled R$2.7 million, resulting from a loss of R$1.0 million in GPA and a gain of R$3.7 million in Globex. This result was impacted by expenses of R$9.2 million in 2Q11, chiefly due to the replacement of chipless cards with smart cards.

Net Income

GPA Food’s net income totaled R$93.2 million in 2Q11

GPA FOOD

(R$ million)	2Q11 GPA Food	2Q10 GPA Food	Chg.	1H11 GPA Food	1H10 GPA Food	Chg.
Net Income - Controlling Shareholders (1)	93.2	18.3	409.0%	238.8	199.1	19.9%
Net Margin - %	1.5%	0.3%	120 bps	2.0%	1.8%	20 bps
Total Nonrecurring	34.7	97.0	-64.2%	34.7	84.4	-58.9%
REFIS 11.941/2009	28.0	70.1	-60.1%	28.0	70.1	-60.1%
Expenses from the Association	21.4	56.2	-62.0%	21.4	56.2	-62.0%
IFRS Adjustments	-	(3.7)	-	-	(16.3)	-
Income Tax from the Nonrecurring	(9.9)	(8.1)	22.8%	(9.9)	(8.1)	22.8%
Minority Interest from the Nonrecurring	(4.7)	(17.5)	-73.1%	(4.7)	(17.5)	-73.1%
Adjusted Net Income	127.9	115.3	10.9%	273.5	283.6	-3.6%
Adjusted Net Margin - %	2.1%	2.0%	10 bps	2.2%	2.5%	-30 bps
(1) - Net Income after minority interest

In the second quarter, GPA Food recorded net income of R$93.2 million, with a net margin of 1.5%. This result was impacted by certain  non-recurring expenses:

(i)                  Conclusion of the REFIS tax repayment program 11,941/2009 consolidation process with the Federal Revenue Service, totaling R$28.0 million; and

(ii)                Non-recurring expenses, mainly, from the association process with Casas Bahia (R$21.4 million).

Excluding these expenses, net of income tax, adjusted net income would have come to R$127.9 million, with a net margin of 2.1%.

In the first half, net income totaled R$238.8 million, equivalent to a year-on-year growth of 19.9%. Excluding these non-recurring effects, adjusted net income would have amounted to R$273.5 million, with a margin of 2.2%.

GPA CONSOLIDATED

(R$ million)	2Q11 GPA Consolidated	2Q10 GPA Consolidated	Chg.	1H11 GPA Consolidated	1H10 GPA Consolidated	Chg.
Net Income - Controlling Shareholders (1)	91.0	55.5	64.0%	223.4	230.4	-3.0%
Net Margin - %	0.8%	0.8%	0 bps	1.0%	1.7%	-60 bps
Total Nonrecurring	66.6	37.1	79.6%	73.2	24.5	198.8%
REFIS 11.941/2009	28.0	64.4	-56.5%	28.0	64.4	-56.5%
Expenses from the Association	46.7	-	-	53.5	-	-
IFRS Adjustments	-	(3.7)	-	-	(16.3)	-
Income Tax from the Nonrecurring	(13.7)	(6.2)	121.6%	(16.0)	(6.2)	159.1%
Minority Interest from the Nonrecurring	5.6	(17.5)	-131.8%	7.7	(17.5)	-144.0%
Adjusted Net Income	157.6	92.6	70.2%	296.6	254.9	16.4%
Adjusted Net Margin - %	1.4%	1.3%	10 bps	1.3%	1.8%	-50 bps
(1) - Net Income after minority interest

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not included in the same periods in 2010.

In the second quarter, GPA consolidated net income totaled R$91.0 million, with a net margin of 0.8%. Note that, in addition to the above-mentioned impacts from GPA Food, this result was also affected by expenses from Globex’s restructuring, totaling R$25.3 million, due to restructuring expenses. Excluding this amount, net of income tax, adjusted net income would have come to R$157.6 million, with a margin of 1.4%.

In the first half, GPA consolidated net income stood at R$223.4 million, 3.0% down on the same period in 2010. Excluding the non-recurring effects mentioned above, adjusted net income would have totaled R$296.6 million, accompanied by a margin of 1.3%.

Assaí Atacadista

Assaí recorded gross sales of R$1,028.3 million in the quarter,

a 37.6% improvement over 2Q10

In the second quarter, Assaí recorded gross sales of R$1,028.3 million, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins, 37.6% up on 2Q10, fueled by organic growth, the conversion of existing stores, and the format’s improved operating result. Net sales climbed by 38.7%.

In the first half, gross sales totaled R$1,938.6 million, 36.4% up on the same period last year, while net sales grew by 37.0% to R$1,759.8 million.

Globex Utilidades S.A.

In same-store terms, gross sales increased by 14.1%.

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia in the second quarter and first half of 2011, which was not included in the same periods in 2010.

In the second quarter, Globex recorded gross sales of R$5,676.2 million (including Ponto Frio, Casas Bahia and Nova Pontocom), while net sales stood at R$5,041.1 million.

Same-store gross and net sales climbed by 14.1% and 17.6% year-on-year, respectively, while gross sales from bricks-and-mortar stores increased by 8.1%.

Further details on Globex’s earnings release are available on the website: www.globex.com.br/ri

Investments

GPA Food invested R$205.7 million in 2Q11

GPA FOOD

In the second quarter, GPA Food invested R$205.7 million, allocated as follows:

•         R$21.7 million to the opening and construction of new stores and the acquisition of strategic sites;

•         R$88.6 million to store renovations and conversions; and

•         R$95.4 million to infrastructure (technology and logistics) and others.

There were 12 conversions in the quarter:

•         11 CompreBem stores in São Paulo, ten of which were converted into the Extra Supermercado format and one into the Extra Hipermercado format;

•         One Sendas store in Rio de Janeiro was converted into the Extra Supermercado format.

GPA CONSOLIDATED

Consolidated investments totaled R$289.9 million, R$84.2 million of which went to Globex.

Dividends

R$22.6 million to be paid as dividends in the quarter

On July 25, 2011, the Board of Directors approved the prepayment of interim dividends totaling R$22.6 million in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of August 3, 2009, equivalent to R$0.09 per preferred share and R$ 0.081818181818 per common share.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2011.

Dividends in relation to the second quarter of 2011 will be paid on August 10, 2011. Shareholders registered as such on August 1, 2011 will be entitled to receive the payment. As of August 2, 2011, shares will be traded ex-dividends until the payment date.

GPA FOOD

Income Statement (R$ million)
GPA Food	2Q11	2Q10%		1H11	1H10%
Gross Sales Revenue	6,928.3	6,286.3	10.2%	13,568.5	12,628.5	7.4%
Net Sales Revenue	6,228.7	5,640.9	10.4%	12,213.1	11,356.2	7.5%
Cost of Goods Sold	(4,659.6)	(4,243.7)	9.8%	(9,107.2)	(8,553.2)	6.5%
Gross Profit	1,569.1	1,397.2	12.3%	3,105.9	2,803.0	10.8%
Selling Expenses	(980.8)	(892.5)	9.9%	(1,925.9)	(1,729.9)	11.3%
General and Administrative Expenses	(169.2)	(154.4)	9.6%	(338.7)	(329.6)	2.7%
Total Operating Expenses	(1,149.9)	(1,046.9)	9.8%	(2,264.6)	(2,059.5)	10.0%
Earnings before interest, taxes, depreciation, amortization-EBITDA	419.2	350.3	19.7%	841.3	743.5	13.2%
Depreciation and Amortization	(116.4)	(88.7)	31.2%	(241.2)	(182.5)	32.2%
Earnings before interest and taxes - EBIT	302.8	261.6	15.7%	600.1	561.0	7.0%
Financial Revenue	84.5	62.1	36.1%	165.7	134.9	22.8%
Financial Expenses	(250.8)	(161.4)	55.4%	(493.6)	(308.4)	60.1%
Net Financial Revenue (Expense)	(166.3)	(99.3)	67.5%	(328.0)	(173.5)	89.0%
Equity Income	(1.1)	14.3	-	6.4	33.2	-80.6%
Result from Permanent Assets	0.8	2.7	-71.6%	1.2	2.3	-46.7%
Nonrecurring Result	(49.4)	(70.1)	-29.5%	(49.4)	(70.1)	-29.6%
Other Operating Revenue (Expenses)	5.9	(59.8)	-	0.1	(60.0)	-
Income Before Income Tax	92.6	49.5	87.2%	230.5	293.0	-21.3%
Income Tax	(1.0)	(30.9)	-96.8%	(3.3)	(98.2)	-96.6%
Minority Interest	1.6	(0.2)	-	11.6	4.3	170.0%
Net Income - Controlling Shareholders(1)	93.2	18.3	409.0%	238.8	199.1	19.9%
Net Income per share	0.359	0.071		0.919	0.774
No. of shares (million) ex - treasury shares	259.7	257.2		259.7	257.2

% of Net Sales	2Q11	2Q10		1H11	1H10
Gross Profit	25.2%	24.8%		25.4%	24.7%
Selling Expenses	-15.7%	-15.8%		-15.8%	-15.2%
General and Administrative Expenses	-2.7%	-2.7%		-2.8%	-2.9%
Total Operating Expenses	-18.5%	-18.6%		-18.5%	-18.1%
EBITDA	6.7%	6.2%		6.9%	6.5%
Depreciation and Amortization	-1.9%	-1.6%		-2.0%	-1.6%
EBIT	4.9%	4.6%		4.9%	4.9%
Net Financial Revenue (Expense)	-2.7%	-1.8%		-2.7%	-1.5%
Result from Permanent Assets	0.0%	0.3%		0.1%	0.3%
Income Before Income Tax	1.5%	0.9%		1.9%	2.6%
Income Tax	0.0%	-0.5%		0.0%	-0.9%
Minority Interest	0.0%	0.0%		0.1%	0.0%
Net Income	1.5%	0.3%		2.0%	1.8%

(1) Net Income after minority interest

GPA CONSOLIDATED

Income Statement (R$ million)
GPA Consolidated	2Q11	2Q10%		1H11	1H10%
Gross Sales Revenue	12,604.5	7,814.5	61.3%	24,977.7	15,599.4	60.1%
Net Sales Revenue	11,269.8	6,976.9	61.5%	22,138.6	13,949.7	58.7%
Cost of Goods Sold	(8,282.3)	(5,342.5)	55.0%	(16,302.7)	(10,644.3)	53.2%
Gross Profit	2,987.5	1,634.4	82.8%	5,835.9	3,305.4	76.6%
Selling Expenses	(1,915.2)	(1,088.5)	76.0%	(3,802.7)	(2,108.5)	80.4%
General and Administrative Expenses	(431.1)	(160.4)	168.8%	(809.2)	(385.1)	110.1%
Total Operating Expenses	(2,346.3)	(1,248.9)	87.9%	(4,611.9)	(2,493.6)	84.9%
Earnings before interest, taxes, depreciation, amortization-EBITDA	641.2	385.5	66.3%	1,224.0	811.8	50.8%
Depreciation and Amortization	(150.0)	(100.1)	49.9%	(308.1)	(210.7)	46.3%
Earnings before interest and taxes - EBIT	491.2	285.4	72.1%	915.9	601.1	52.4%
Financial Revenue	138.8	64.6	114.7%	272.2	142.3	91.3%
Financial Expenses	(474.8)	(241.2)	96.9%	(933.9)	(420.0)	122.3%
Net Financial Revenue (Expense)	(336.0)	(176.5)	90.3%	(661.7)	(277.8)	138.2%
Equity Income	2.7	18.3	-85.3%	13.2	40.5	-67.3%
Result from Permanent Assets	0.8	2.7	-71.6%	1.2	2.3	-46.7%
Nonrecurring Result	(49.4)	(70.1)	-29.5%	(49.4)	(70.1)	-29.6%
Other Operating Revenue (Expenses)	(14.5)	36.2	-	(27.1)	26.9	-
Income Before Income Tax	94.7	96.0	-1.4%	192.2	323.1	-40.5%
Income Tax	(8.6)	(40.3)	-78.7%	4.8	(97.0)	-
Minority Interest	4.9	(0.2)	-	26.5	4.3	517.2%
Net Income - Controlling Shareholders(1)	91.0	55.5	64.0%	223.4	230.4	-3.0%
Net Income per share	0.351	0.216		0.860	0.896
No. of shares (million) ex - treasury shares	259.7	257.2		259.7	257.2

% of Net Sales	2Q11	2Q10		1H11	1H10
Gross Profit	26.5%	23.4%		26.4%	23.7%
Selling Expenses	-17.0%	-15.6%		-17.2%	-15.1%
General and Administrative Expenses	-3.8%	-2.3%		-3.7%	-2.8%
Total Operating Expenses	-20.8%	-17.9%		-20.8%	-17.9%
EBITDA	5.7%	5.5%		5.5%	5.8%
Depreciation and Amortization	-1.3%	-1.4%		-1.4%	-1.5%
EBIT	4.4%	4.1%		4.1%	4.3%
Net Financial Revenue (Expense)	-3.0%	-2.5%		-3.0%	-2.0%
Result from Permanent Assets	0.0%	0.3%		0.1%	0.3%
Income Before Income Tax	0.8%	1.4%		0.9%	2.3%
Income Tax	-0.1%	-0.6%		0.0%	-0.7%
Minority Interest	0.0%	0.0%		0.1%	0.0%
Net Income	0.8%	0.8%		1.0%	1.7%

(1) Net Income after minority interest

Food Balance Sheet - (R$ million)

ASSETS	06.30.2011 GPA Food	03.31.2011 GPA Food
GPA FOOD
Current Assets	7,157.8	7,609.7
Cash and Marketable Securities	2,576.5	2,440.5
Accounts Receivable	182.7	227.1
Credit Cards	100.1	168.0
Sales Vouchers and Others	78.8	55.0
Post-dated Checks	5.4	5.7
Allowance for Doubtful Accounts	(1.5)	(1.6)
Resulting from Commercial Agreements	278.7	302.2
Accounts Receivables (FIDC)	1,090.2	1,159.9
Inventories	2,322.5	2,627.3
Recoverable Taxes	439.6	437.7
Other Accounts Receivable	267.5	414.9

Noncurrent Assets	12,898.7	13,334.1
Long-Term Assets	1,880.4	2,344.2
Accounts Receivable	434.3	461.4
Paes Mendonça	434.3	431.3
Others	4.3	35.4
Allowance for Doubtful Accounts	(4.3)	(5.3)
Recoverable Taxes	13.1	127.7
Fair Value Bartira	416.0	416.0
Deferred Income Tax and Social Contribution	414.9	739.3
Amounts Receivable from Related Parties	53.4	78.9
Judicial Deposits	470.6	488.3
Expenses in Advance and Others	78.1	32.5
Investments	143.6	144.7
Property and Equipment	6,168.6	6,072.4
Intangible Assets	4,706.1	4,772.7

TOTAL ASSETS	20,056.5	20,943.8

LIABILITIES	06.30.2011 GPA Food	03.31.2011 GPA Food

Current Liabilities	4,243.5	5,219.2
Suppliers	2,225.1	2,781.9
Loans and Financing	487.6	648.8
Debentures	277.6	505.4
Payroll and Related Charges	319.4	257.3
Taxes and Social Contribution Payable	60.9	87.5
Dividends Proposed	1.8	114.6
Financing for Purchase of Fixed Assets	14.2	14.2
Rents	43.6	68.0
Acquisition of Companies	68.4	62.9
Debt with Related Parties	463.5	539.3
Advertisement	33.9	38.3
Provision for Restructuring	6.1	6.1
Tax Payments	45.1	47.2
Others	196.1	47.6

Long-Term Liabilities	8,576.7	8,550.0
Loans and Financing	2,511.6	2,089.4
Debentures	1,488.2	1,451.0
Recallable Fund Quotas (FIDC)	1,162.5	1,127.9
Acquisition of Companies	226.6	224.5
Deferred Income Tax and Social Contribution	1,102.2	1,450.3
Tax Installments	1,443.5	1,346.2
Provision for Contingencies	413.8	571.2
Others	228.4	289.6

Shareholders' Equity	7,236.3	7,174.6
Capital	3,222.8	3,211.0
Capital Reserves	328.8	323.7
Profit Reserves	1,262.2	1,191.6
Minority Interest	2,422.5	2,448.3

TOTAL LIABILITIES	20,056.5	20,943.8

Consolidated Balance Sheet - (R$ million)

ASSETS	06.30.2011 GPA Consolidated	03.31.2011 GPA Consolidated
GPA CONSOLIDATED
Current Assets	15,295.0	14,881.9
Cash and Marketable Securities	3,963.1	3,955.2
Accounts Receivable	1,984.9	1,980.5
Credit Cards	190.6	383.2
Installment Sales	1,834.9	1,685.4
Sales Vouchers and Others	143.1	98.2
Post-dated Checks	5.4	5.7
Allowance for Doubtful Accounts	(189.0)	(192.1)
Resulting from Commercial Agreements	278.7	302.2
Accounts Receivables (FIDC)	2,340.7	1,960.4
Inventories	4,816.5	4,848.1
Recoverable Taxes	1,347.4	1,101.0
Other Accounts Receivable	563.7	734.6

Noncurrent Assets	15,128.3	15,484.4
Long-Term Assets	3,061.1	3,495.6
Marketable Securities	-	2.0
Accounts Receivable	527.8	557.2
Paes Mendonça	434.3	431.3
Installment Sales	98.5	94.1
Others	4.3	42.9
Allowance for Doubtful Accounts	(9.3)	(11.1)
Recoverable Taxes	84.0	201.6
Fair Value Bartira	416.0	416.0
Deferred Income Tax and Social Contribution	1,180.3	1,495.9
Amounts Receivable from Related Parties	140.8	143.3
Judicial Deposits	594.0	611.4
Expenses in Advance and Others	118.3	68.3
Investments	231.5	228.9
Property and Equipment	6,980.9	6,861.8
Intangible Assets	4,854.8	4,898.1

TOTAL ASSETS	30,423.4	30,366.3

LIABILITIES	06.30.2011 GPA Consolidated	03.31.2011 GPA Consolidated

Current Liabilities	9,961.6	10,058.0
Suppliers	4,475.1	4,864.4
Loans and Financing	1,261.5	1,406.4
Debentures	277.6	505.4
CDCI	1,948.1	1,520.7
Payroll and Related Charges	645.4	530.5
Taxes and Social Contribution Payable	299.9	311.1
Dividends Proposed	2.1	116.3
Financing for Purchase of Fixed Assets	14.2	14.2
Rents	43.6	68.0
Acquisition of Companies	68.4	62.9
Debt with Related Parties	12.5	19.9
Advertisement	33.9	38.3
Provision for Restructuring	6.1	6.1
Tax Payments	45.1	47.2
Deferred Income	84.7	101.8
Others	743.3	444.8

Long-Term Liabilities	10,685.4	10,600.7
Loans and Financing	2,666.0	2,239.3
Debentures	1,488.2	1,451.0
CDCI	114.0	86.9
Recallable Fund Quotas (FIDC)	2,417.4	2,346.0
Acquisition of Companies	226.6	224.5
Deferred Income Tax and Social Contribution	1,102.2	1,450.3
Tax Installments	1,487.9	1,401.1
Provision for Contingencies	514.6	675.5
Advanced Revenue	407.5	391.5
Others	261.1	334.5

Shareholders' Equity	9,776.3	9,707.6
Capital	6,118.2	6,106.4
Capital Reserves	370.3	364.4
Profit Reserves	839.1	764.7
Minority Interest	2,448.8	2,472.1

TOTAL LIABILITIES	30,423.4	30,366.3

Consolidated Statement of Cash Flow (R$ million)

Cash flow from operating activities	1H11	1H10
Net income for the year	197.0	226.1
Adjustment for reconciliation of net income
Deferred income tax	(40.7)	91.9
Income of permanent assets written-off	(28.6)	(6.0)
Depreciation and amortization	308.1	210.7
Interests and exchange variation	319.5	90.8
Adjustment to present value	(11.6)	-
Equity in the earnings of subsidiaries and associated companies	(13.2)	(40.5)
Provision for contingencies	62.5	39.5
Provision for write-offs and property and equipment losses	36.2	0.9
Share-based compensation	12.8	13.3
	841.8	626.6
Asset (increase) decrease
Accounts receivable	(863.1)	63.3
Inventories	18.9	10.2
Recoverable assets	(443.6)	(219.4)
Other assets	293.1	(182.1)
Marketable Securities	658.8	-
Related parties	(203.2)	(23.2)
Judicial deposits	(87.4)	(39.8)
	(626.5)	(391.0)
Liability (increase) decrease
	-	-
Suppliers	(831.3)	(747.0)
Payroll and charges	56.2	(63.3)
Taxes and contributions	381.5	(38.4)
Other accounts payable	(132.2)	29.6
	(525.7)	(819.1)
Net cash generated from (used in) operating activities
	(310.4)	(583.5)

Cash flow from investment activities	1H11	1H10
Net cash from acquisitions
Acquisition of companies	-	(28.5)
Capital increase in subsidiaries	-	(1.0)
Acquisition of property and equipment	(531.7)	(424.8)
Increase in intangible assets	(81.5)	(22.7)
Sale of property and equipment	29.0	2.7
Net cash generated from (used in) investment activities
	(584.2)	(474.2)
Cash flow from investment activities
Increase (decrease) of capital	11.8	29.3
Increase in minority interest	-	-
Financing	-	-
Funding and Refinancing	4,009.8	880.3
Payments	(2,394.2)	(241.4)
Interest paid	(451.1)	(74.9)
Dividend Payments	(136.6)	(111.7)
Net cash generated from (used in) financing activities
	1,039.7	481.7
Cash and cash equivalents at the beginning of the year	3,818.0	2,344.2
Cash and cash equivalents at the end of the year	3,963.1	1,768.2
Change in cash and cash equivalents	145.1	(576.0)

Breakdown of Gross Sales by Format (R$ million)

1st Quarter	1Q11%		1Q10%		Chg.(%)

Pão de Açúcar	1,211.9	9.8%	1,126.8	14.5%	7.6%
Extra Hipermercado (1)	2,958.3	23.9%	2,875.1	36.9%	2.9%
Extra Supermercado (2)	1,231.8	10.0%	1,217.7	15.6%	1.2%
Extra Eletro	-	0.0%	120.0	1.5%	-
Assaí	910.3	7.4%	673.6	8.7%	35.1%
Globex(3)	5,733.0	46.3%	1,442.7	18.5%	297.4%
Other business (4)	328.0	2.7%	329.0	4.2%	-0.3%

GPA Consolidated	12,373.2	100.0%	7,784.9	100.0%	58.9%

GPA Food	6,640.2	-	6,342.2	-	4.7%

2nd Quarter	2Q11%		2Q10%		Chg.(%)

Pão de Açúcar	1,286.2	10.2%	1,147.6	14.7%	12.1%
Extra Hipermercado (1)	3,068.0	24.3%	2,795.9	35.8%	9.7%
Extra Supermercado (2)	1,177.3	9.3%	1,158.1	14.8%	1.7%
Extra Eletro	-	0.0%	127.9	1.6%	-
Assaí	1,028.3	8.2%	747.5	9.6%	37.6%
Globex(3)	5,676.2	45.0%	1,528.2	19.6%	271.4%
Other business (4)	368.6	2.9%	309.3	4.0%	19.2%

GPA Consolidated	12,604.5	100.0%	7,814.5	100.0%	61.3%

GPA Food	6,928.3	-	6,286.3	-	10.2%

1st Half	1H11%		1H10%		Chg.(%)

Pão de Açúcar	2,498.1	10.0%	2,274.4	14.6%	9.8%
Extra Hipermercado (1)	6,026.2	24.1%	5,671.0	36.4%	6.3%
Extra Supermercado (2)	2,409.1	9.6%	2,375.9	15.2%	1.4%
Extra Eletro	-	0.0%	247.8	1.6%	-
Assaí	1,938.6	7.8%	1,421.1	9.1%	36.4%
Globex(3)	11,409.2	45.7%	2,970.9	19.0%	284.0%
Other business (4)	696.5	2.8%	638.3	4.1%	9.1%

GPA Consolidated	24,977.7	100.0%	15,599.4	100.0%	60.1%

GPA Food	13,568.5	-	12,628.5	-	7.4%

(1)Includes Extra Fácil sales
(2)Includes Extra Supermercado; CompreBem and Sendas sales
(3)Includes Nova Casas Bahia; Nova.com and Extra Eletro sales
(4)Includes Drugstore and Gas station sales

Breakdown of Net Sales by Format (R$ million)

1st Quarter	1Q11%		1Q10%		Chg.(%)

Pão de Açúcar	1,091.1	10.0%	1,017.0	14.6%	7.3%
Extra Hipermercado (1)	2,623.2	24.1%	2,545.6	36.5%	3.0%
Extra Supermercado (2)	1,118.5	10.3%	1,103.4	15.8%	1.4%
Extra Eletro	-	0.0%	111.0	1.6%	-
Assaí	826.7	7.6%	612.0	8.8%	35.1%
Globex(3)	4,884.4	44.9%	1,257.5	18.0%	288.4%
Other business (4)	324.8	3.0%	326.3	4.7%	-0.4%

GPA Consolidated	10,868.8	100.0%	6,972.8	100.0%	55.9%

GPA Food	5,984.4	-	5,715.3	-	4.7%

2nd Quarter	2Q11%		2Q10%		Chg.(%)

Pão de Açúcar	1,152.0	10.2%	1,031.5	14.8%	11.7%
Extra Hipermercado (1)	2,716.2	24.1%	2,467.4	35.4%	10.1%
Extra Supermercado (2)	1,064.4	9.4%	1,045.0	15.0%	1.9%
Extra Eletro	-	0.0%	118.2	1.7%	-
Assaí	933.1	8.3%	672.6	9.6%	38.7%
Globex(3)	5,041.1	44.7%	1,336.0	19.1%	277.3%
Other business (4)	363.1	3.2%	306.2	4.4%	18.6%

GPA Consolidated	11,269.8	100.0%	6,976.9	100.0%	61.5%

GPA Food	6,228.7	-	5,640.9	-	10.4%

1st Half	1H11%		1H10%		Chg.(%)

Pão de Açúcar	2,243.1	10.1%	2,048.5	14.7%	9.5%
Extra Hipermercado (1)	5,339.4	24.1%	5,013.0	35.9%	6.5%
Extra Supermercado (2)	2,182.9	9.9%	2,148.4	15.4%	1.6%
Extra Eletro	-	0.0%	229.2	1.6%	-
Assaí	1,759.8	7.9%	1,284.6	9.2%	37.0%
Globex(3)	9,925.5	44.8%	2,593.5	18.6%	282.7%
Other business (4)	687.9	3.1%	632.5	4.5%	8.8%

GPA Consolidated	22,138.6	100.0%	13,949.7	100.0%	58.7%

GPA Food	12,213.1	-	11,356.2	-	7.5%

(1)Includes Extra Fácil sales
(2)Includes Extra Supermercado; CompreBem and Sendas sales
(3)Includes Nova Casas Bahia; Nova.com and Extra Eletro sales
(4)Includes Drugstore and Gas station sales

Sales Breakdown (% of Net Sales)

	2Q11 GPA Food	2Q10 GPA Food	1H11 GPA Food	1H10 GPA Food

Cash	51.9%	49.5%	52.6%	49.5%
Credit Card	40.4%	42.4%	39.7%	42.1%
Food Voucher	7.4%	7.8%	7.5%	8.1%
Credit	0.2%	0.3%	0.2%	0.3%
Post-dated Checks	0.2%	0.3%	0.2%	0.3%
Installment Sales	0.0%	0.0%	0.0%	0.0%

	2Q11 GPA Consolidated	2Q10 GPA Consolidated	1H11 GPA Consolidated	1H11 GPA Consolidated

Cash	40.3%	44.7%	41.1%	45.4%
Credit Card	48.3%	48.6%	47.6%	47.5%
Food Voucher	4.1%	6.1%	4.5%	6.5%
Credit	7.3%	0.6%	6.8%	0.6%
Post-dated Checks	0.1%	0.2%	0.1%	0.2%
Installment Sales	7.1%	0.3%	6.7%	0.4%

Stores Openings / Closings / Conversions per Format

	Pão de	Extra	Extra-			Extra	Extra		Ponto	Casas	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro	CompreBem	Sendas	Super	Fácil	Assaí	Frio	Bahia	de Açúcar	Area (m2)	Employees

06/30/10	146	105	47	153	67	15	69	43	457	0	1,102	1,767,133	87,489

12/31/2010	149	110	0	113	17	101	68	57	506	526	1,647	2,811,103	144,914

03/31/11	151	114	0	93	13	118	67	59	453	524	1,592	2,813,000	143,931

Opened									3	9	12
Closed											0
Converted		1		-11	-1	11					0

06/30/11	151	115	0	82	12	129	67	59	456	533	1,604	2,824,481	147,177

2Q11 Results Conference Call
Tuesday, July 26, 2011

Conference Call in Portuguese with simultaneous translation into English:

11:00 a.m. – Brasília time |  10:00 a.m. – New York time  |  9:00 a.m. – London time

Dial-in:: +55 (11) 3127-4971
Code: GPA

A live webcast is available on the Company’s site:  www.grupopaodeacucar.com.br/ri/gpa. The replay can be accessed after the end of the Call by dialing +55 (11) 3127-4999 – Code: 10863778

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Vitor Fagá	Isabela Cadenassi	Investor Relations
vitor.faga@grupopaodeacucar.com.br	isabela.cadenassi@grupopaodeacucar.com.br	Phone: (11) 3886-0421
Fax: (11) 3884-2677
Marcel Rodrigues da Silva	Bruno Salem Brasil	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	bruno.brasil@grupopaodeacucar.com.br	Website: www.gpari.com.br

Grupo Pão de Açúcar operates 1,604 stores, 79 gas stations and 152 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Nova Casas Bahia), convenience stores (Extra Fácil), ‘atacarejo’ (cash & carry) (Assaí), and e-commerce operations (Extra.com.br, PontoFrio.com.br, Casasbahia.com.br and Pão de Açúcar Delivery), gas stations and drugstores, as well as an extensive distribution network

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 26, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.